

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2022

John W. Gibson, Jr.
Chief Executive Officer
Flotek Industries, Inc.
8846 N. Sam Houston Parkway W.
Houston, Texas 77064

      Re: Flotek Industries, Inc.
          Registration Statement on Form S-3
          Filed October 18, 2022
          File No. 333-267916

Dear John W. Gibson, Jr.:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sean Healy at (202) 551-5586 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Industrial Applications and Services

cc: Brandon T. Byrne, Esq.